FORM 4

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Response)
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1.   Name and Address of Reporting Person*

    Greenhill                       Jonathan                S.
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   (Last)                           (First)             (Middle)

                              819 The Parkway
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                                    (Street)

  Mamaroneck,                      New York             10543
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

        GlobalNet, Inc. (GBNE)
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

           ###-##-####
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4.   Statement for Month/Year:

           12/00
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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
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           Table -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                              6.
                                                               4.                              5.             Owner-
                                                               Securities Acquired (A) or      Amount of      ship
                                                  3.           Disposed of (D)                 Securities     Form:     7.
                                                  Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                  2.              Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                Transaction     (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                 Date            ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                       (Month/Day/Year) Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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                                                                                                                     Greenhill
Common Stock, $.001 par value     12/28/00(1)(2)   A              20,000 (2)  A      $10.00       45,000(1)  I (4)  Partners,P.C.
                                                                                      /unit
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*    If the Form is filed by more than one Reporting Person, see Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                                                                          (Over)
(Form 4-07/99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4, and 5)     Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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Options             $16.00/  9/14/00   A        100,000      9/14/02           Common    100,000          100,000   D
                    share                       (3)                            Stock
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Warrants            $15.00/  6/16/00   P        20,000       6/16/00  11/30/00 Common     20,000 $10.00/   20,000   I (4)  Greenhill
                    share                       (2)                            Stock             warrant                   Partners,
                                                                                                                                P.C.
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Warrants            $5.00/   12/14/00  K        20,000      12/14/00  11/30/01 Common     20,000           20,000   I (4)  Greenhill
                    share                       (2)                            Stock                                       Partners,
                                                                                                                                P.C.
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Options (5)         $8.00/    5/15/00           25,000       5/15/01   5/15/06 Common     25,000   $8.00/  25,000   I (4)  Greenhill
                    share                       (5)                            Stock               share                   Partners,
                                                                                                                                P.C.
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Explanation of Responses:

1. On May 30, 2000 GlobalNet International, Inc. ("GII") merged into a subsidiary of Rich Earth, Inc. ("Rich Earth") in a "reverse merger" transaction (the "Merger"). As a result of the Merger, GII, continued as the operating entity under the GlobalNet, Inc. ("GlobalNet" or the "Issuer") name, and its historical financial statements replaced those of Rich Earth. Prior to the Merger, Rich Earth filed a Form 10 with the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934, as amended (the "Exchange Act") causing Rich Earth to become subject to the reporting requirements under the Exchange Act. Immediately prior to the Merger, Reporting Person was an officer, director and/or 10% beneficial owner of GII. Immediately after giving effect to the Merger, Reporting Person became an officer, director and/or 10% beneficial owner of GlobalNet. All of Reporting Person's ownership interest in the Issuer was reported in the Schedule 14C Definitive Information Statement (the "Information Statement") filed with the Commission pursuant to
Section 14(c) of the Exchange Act by Issuer (f/k/a Rich Earth). It was only recently, after Issuer engaged a new law firm as its outside counsel, that Reporting Person was advised of its ongoing reporting obligations under the Exchange Act. This filing is being filed in compliance with such ongoing reporting requirements under the Exchange Act. The failure to timely file this filing with the Commission was not willful or deliberate, but rather was the result of Reporting Person not being made aware of the ongoing reporting provisions set forth in the Exchange Act.

2. On June 16, 2000, Reporting Person subscribed 20,000 units consisting of one share of Common Stock of Issuer and one Warrant with an exercise price of $15.00 for $10.00 per unit in a private placement. On November 30, 2000, the warrants expired unexercised. On December 14, 2000, Issuer issued new warrants with an exercise price of $5.00 that expire on November 30, 2001.

3. On September 14, 2000, Issuer granted Reporting Person 100,000 options as compensation as outside directors. The options have an exercise price of $16.00 and vest on September 14, 2002.

4. Reporting person is a partner, along with Zachary Greenhill and Ira Greenhill, in the law firm of Greenhill Partners, P.C. Accordingly, he beneficially owns 1/3 of the securities beneficially owned and reported in this filing.

5. On May 15, 2000, the Reporting Person was granted 25,000 options with an exercise price of $8.00/share and with the following vesting: 33% on May 15, 2001, 33% on May 15, 2001 and 33% on May 15, 2003.

/s/         Jonathan S. Greenhill                             April 9, 2001
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      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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